200 Cambridge Discovery Park
Boston, MA



Healthpeak
PROPERTIES

October Preliminary Update

Healthpeak Properties

November 2, 2020

Disclaimers

This Healthpeak Properties, Inc. (the "Company") presentation is solely for your information, is subject to change and speaks only as of the date hereof. This presentation is not complete and is only a summary of the more detailed information included elsewhere, including in our Securities and Exchange Commission ("SEC") filings. October 2020 operational data is preliminary and you should not place undue reliance on its accuracy. No representation or warranty, expressed or implied is made and you should not place undue reliance on the accuracy, fairness or completeness of the information presented.

Forward-Looking Statements

Statements contained in this presentation that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof.

Examples of forward-looking statements include, among other things, (i) the timing and amount of anticipated receipt CARES Act grants, (ii) the timing for certain facilities to resume resident admissions, and (iii) tenant-related occupancy trends, including move-out trends. You should not place undue reliance on these forward-looking statements. Pending acquisitions and dispositions, including those that are subject to binding agreements, remain subject to closing conditions and may not close within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this presentation, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the severity and duration of the COVID-19 pandemic; actions that have been taken and may continue to be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact; the impact of the COVID-19 pandemic and health and safety measures taken to reduce the spread; operational risks associated with third party management contracts, including the additional regulation and liabilities of

RIDEA lease structures; the ability of the Company's existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to the Company and the Company's ability to recover investments made, if applicable, in their operations; the imposition of laws or regulations prohibiting eviction of our tenants or operators, including new governmental efforts in response to COVID-19; the financial condition of the Company's existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding the Company's ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the Company's concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes its profitability more vulnerable to a downturn in a specific sector than if the Company were investing in multiple industries; the effect on the Company and its tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; the Company's ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses, including as a result of hurricanes, earthquakes and other natural disasters, pandemics such as COVIID-19, acts of war and/or terrorism and other events that may cause such losses and/or performance declines by the Company or its tenants and operators; the risks associated with the Company's investments in joint ventures and unconsolidated entities, including its lack of sole decision making authority and its reliance on its partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; the Company's or its counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; the Company's ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on the Company and

its tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect the Company's costs of compliance or increase the costs, or otherwise affect the operations, of its tenants and operators; the Company's ability to foreclose on collateral securing its real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in the Company's credit ratings, and the value of its common stock, and other conditions that may adversely impact the Company's ability to fund its obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including epidemics or pandemics such as the COVID-19 pandemic; the Company's ability to manage its indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the Company's reliance on information technology systems and the potential impact of system failures, disruptions or breaches; the Company's ability to maintain its qualification as a real estate investment trust; and other risks and uncertainties described from time to time in the Company's SEC filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

Tenant Information

Tenant information appearing in this presentation was provided by the Company's tenants, but has not been independently verified by the Company. The Company has no reason to believe that this information is inaccurate in any material respect.

October 2020 Preliminary Updates (Life Science, Medical Office and Hospitals)

Based on preliminary information and is subject to change.
(SF = square feet)

Life Science	■ 96.7% month-end occupancy, up 40 bps since September 30 due to new lease starts in the Bay Area
	
	■ Leasing continues to be ahead of original expectations
	
	    □ 96K SF of executed leases in October
	
	    □ 227K SF of executed LOIs in lease documentation in October
	
	■ Over 99% of contractual rents received in October, in-line with September collections

Medical Office	■ 90.7% month-end occupancy, unchanged from September 30
	
	■ Year-to-date leasing in-line with original expectations
	
	    □ 277K SF of executed leases in October
	
	    □ 515K SF of executed LOIs in lease documentation in October
	
	■ 98% of contractual October rents received, slightly ahead of September collections
	
	■ 94% of rent deferrals due in October have been paid

Hospitals	■ 96% of contract rents received (uncollected amount represents October rent from one tenant)

October 2020 Preliminary Updates (Senior Housing)

Based on preliminary information and is subject to change.

SHOP(1)(2)	■ October Average Daily Census declined 10 bps vs September, the lowest monthly decline during COVID-19 ■ Move-ins declined 17% vs September. October move-ins are preliminary and the final move-in count frequently increases after official close of the month. 98% of our properties are now accepting move-ins ■ Move-outs declined 3% vs September, and continues to trend in-line with expectations ■ Leads declined 2% vs September. 3Q20 leads were 24% higher compared to 2Q20 ■ Tours declined 3% vs September. 3Q20 tours were 17% higher compared to 2Q20
CCRC(1)	■ Total Average Daily Census declined 20 bps vs September. Decline driven by SNF, which declined 120 bps vs September primarily due to a COVID outbreak at one of our SNFs that is on target to resume admissions in early November. Excluding this property, SNF occupancy would have declined 40 bps. IL/AL/MC Average Daily Census was flat vs September, the first month during COVID-19 when occupancy did not decline ■ IL/AL/MC move-ins declined 48% vs September. The last month of a quarter is typically the highest move-in month for CCRCs. 100% of our IL/AL/MC properties are now accepting move-ins ■ IL/AL/MC move-outs were flat vs September ■ Leads declined 6% vs September. 3Q20 leads were 23% higher compared to 2Q20 ■ Tours were flat vs September. 3Q20 tours were 118% higher compared to 2Q20
NNN	■ October rent collections: 97% received + 3% deferred (with Capital Senior Living, as previously announced)
CARES Act Funds	■ In October, we received $5.5M of CARES Act grants; We expect to receive an additional $7.5M in the fourth quarter

Healthpeak PROPERTIES

(1) Properties that were sold as of 10/31 or are in redevelopment or in development are excluded from reporting statistics.
(2) The population set is comprised of 120 properties. The difference between the 123 properties in our 3Q20 pro-forma key metrics section in the 3Q supplemental report, is attributable to 3 properties sold in October 2020.

Senior Housing: COVID-19 Positive Cases

New Resident COVID-19 Positive Cases[1]



Declined ~77% from mid-April

Mar	Apr	May	June	July	Aug	Sept	Oct
43	426	224	97	199	158	54	97

86% of our properties are either 14 or more days from the most recent exposure or never had an exposure

Healthpeak PROPERTIES (1) Properties that were sold as of 10/31 or are in redevelopment or in development are excluded from reporting statistics. The population set is comprised of 120 properties. The difference between the 123 properties in our 3Q20 pro-forma key metrics section in the 3Q supplemental report, is attributable to 3 properties sold in October 2020.

SHOP: Historical and October 2020 Preliminary Results

Average Daily Census (ADC) Occupancy[1]



Monthly Expenses[2]

($ in M)



October Move-Ins and Move-Outs[3]

	vs. October 2019	vs. September 2020
Move-Ins	(33%)	(17%)
Move-Outs	(16%)	(3%)
Leads	(28%)	(2%)
Tours	(34%)	(3%)

98% of our SHOP properties are now accepting move-ins

Monthly CARES Act Funds Recognized[2]

($ in M)

$2.6M in total CARES Act funds recognized through September 30, 2020



COVID-19 expenses were 61% lower in 3Q vs. 2Q

(1) Occupancy is reported at current share. Properties that were sold as of 10/31 or are in redevelopment or in development are excluded from reporting statistics. The population set is comprised of 120 properties. The difference between the 123 properties in our 3Q20 pro-forma key metrics section in the 3Q supplemental report, is attributable to 3 properties sold in October 2020.
(2) Expenses and Cares Act Funds are reported at current share and exclude properties that were sold as of 10/31.
(3) Move-in and move-out data at 100% share and excludes skilled nursing beds given the Medicare residents usually have lengths of stay of 30 days or less.









CCRC: Historical and October 2020 Preliminary Results

Average Daily Census (ADC) Occupancy(1)

85.7%
85.1%
84.0%
83.2%
82.6%
82.3%
81.8%
81.8%
84.4%
68.7%
57.9%
61.4%
61.0%
65.1%
68.4%
67.2%
85.5%
82.3%
79.6%
79.5%
79.0%
79.4%
79.6%
79.4%
Mar
Apr
May
June
July
Aug
Sep
Oct Prelim
Total
IAM
SNF

Monthly Expenses(2)

($ in M)

$33.3
$31.0
$35.7
$32.1
$32.3
$32.5
$33.5
0.3
2.4
3.0
1.9
1.9
1.6
1.7
Mar
Apr
May
June
July
Aug
Sep
Total
Incremental COVID

October Move-Ins and Move-Outs(3)

	vs. October 2019	vs. September 2020
Move-Ins	(57%)	(48%)
Move-Outs	(20%)	0%
Leads	(29%)	(6%)
Tours	20%	0%

Monthly CARES Act Funds Recognized(2)

($ in M)

$14.4M in total CARES Act funds recognized through September 30, 2020

$0.0
$7.1
$4.4
$1.0
$0.0
$1.8
$0.2
Mar
Apr
May
June
July
Aug
Sep

100% of our CCRC properties are now accepting move-ins

COVID-19 expenses were 29% lower in 3Q vs. 2Q

(1) Occupancy is reported at current share. Properties that were sold as of 10/31 or are in redevelopment or in development are excluded from reporting statistics. The population set is comprised of 120 properties. The difference between the 123 properties in our 3Q20 pro-forma key metrics section in the 3Q supplemental report, is attributable to 3 properties sold in October 2020.
(2) Expenses and Cares Act Funds are reported at current share and exclude properties that were sold as of 10/31.
(3) Move-in and move-out data at 100% share and excludes skilled nursing beds given the Medicare residents usually have lengths of stay of 30 days or less.

Healthpeak PROPERTIES



Healthpeak

PROPERTIES

™

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